EXHIBIT 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the June 30, 2014 Consolidated Financial Statements
June 30, 2014

The following financial ratios have been calculated on a consolidated basis for the respective twelve month period ended June 30, 2014 and are based on unaudited financial information. The financial ratios have been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

June 30, 2014

Earnings coverage on long-term debt and current liabilities	2.6 times

The Corporation’s interest obligations for the twelve-month period ended June 30, 2014 amounted to approximately $1.400 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $3.692 billion for the twelve-month period ended June 30, 2014, which is 2.6 times the Corporation’s interest requirements for that period.